SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: July 26, 2010
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K
TABLE OF CONTENTS

Page
Operating and Financial Review and Prospects	1

Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3,
File No. 333-157000.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2010 and 2009 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2009 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.
Recent Developments
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80.3 million to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding estimated offering costs of $0.2 million, were approximately $76.7 million. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to its General Partner. The net proceeds from the issuance of the general partnership units were $1.6 million. On the same date, Navios Partners completed the exercise of the overallotment option, previously granted to the underwriters in connection with the offering, and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $12.0 million and net proceeds of approximately $11.5 million. Navios Partners issued 13,776 additional general partnership units to its General Partner. The net proceeds from the issuance of the additional general partnership units were $0.2 million.
     On May 21, 2010, Navios Partners acquired from Navios Maritime Holdings Inc. (“Navios Holdings”) the vessel Navios Pollux for a purchase price of $110.0 million paid in cash. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.2 years at a net hire rate of $42,250 per day. The acquisition of Navios Pollux was financed with part of the proceeds from the offering of 5,175,000 units described above, that was completed on May 5, 2010, and a $35.0 million drawdown under a new tranche to its existing credit facility.
     As of July 22, 2010, there were outstanding: 34,666,034 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 883,428 general partnership units. Navios Holdings owns a 31.3% interest in Navios Partners, which includes the 2% general partner interest.
Overview
General
     Navios Partners is an international owner and operator of dry bulk vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the dry bulk shipping industry. Navios Partners completed its initial public offering (“IPO”) of 10,000,000 common units and the concurrent sale of 500,000 common units to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, on November 16, 2007. Navios Partners used the proceeds of these sales of approximately $193.3 million, plus $160.0 million funded from its revolving credit facility as subsequently amended (the “Credit Facility”) to acquire its initial fleet of vessels. Six vessels have been acquired since the IPO and the fleet currently consists of ten Panamax vessels, three Capesize vessels and one Ultra-Handymax vessel.
     In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40.0 million which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on March 31, 2009; $7.5 million on June 30, 2009; $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million, (b) reducing the value maintenance covenant (“VMC”) to be 100% using charter free vessel values, (c) adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) adding a new VMC based on charter inclusive valuations set at 143%.

     On January 11, 2010, Navios Partners further amended its Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of the Navios Apollon, the Navios Sagittarius and the Navios Hyperion. The amended facility agreement provides for, among other things, (a) prepayment of $12.5 million held in a pledged account, that took place on January 11, 2010, (b) increase of the minimum net worth to $135.0 million, (c) VMC to be above 143% using charter free values and (d) the minimum leverage covenant to be calculated using charter free values. The new covenants were effective commencing January 15, 2010. The commitment fee for undrawn amounts under the amended terms is 0.50%.
     On March 30, 2010, Navios Partners entered into an amendment to its Credit Facility and borrowed an additional amount of $30.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Aurora II.
     On June 1, 2010, Navios Partners entered into an amendment to its Credit Facility and borrowed an additional amount of $35.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Pollux. The amendment provides for, among other things, a new margin from 1.45% to 1.80% depending on the loan to value ratio.
     As of June 30, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility.
Equity Offerings
     During the fiscal year 2009, Navios Partners completed three equity offerings and issued a total amount of 10,660,400 common units and raised gross proceeds of $134.3 million (excluding the general partner contribution) to fund its fleet expansion.
     On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $8.1 million.
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80.3 million to fund its fleet expansion. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. As a result of the exercise of the overallotment option, Navios Partners raised additional gross proceeds of $12.0 million.
Fleet
     Our fleet consists of ten active Panamax vessels, three Capesize vessels and one Ultra-Handymax vessel.
     All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.
     The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/	Original Charter
				New Charter	Out Rate/ New
				Expiration Date	Charter Out Rate
Owned Vessels	Type	Built	Capacity (DWT)	(1)	per day (2)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
				January 2014	$16,984 (3)
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250

				Original Charter
				Expiration Date/	Original Charter
				New Charter	Out Rate/ New
				Expiration Date	Charter Out Rate
Owned Vessels	Type	Built	Capacity (DWT)	(1)	per day (2)
Long-term Chartered-in Vessels
Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Profit sharing 50% above $16,984/ day based on Baltic Panamax TC Average, calculated and settled every 15 days.

(4)	The Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($42.9 million based upon the exchange rate at June 30, 2010), declining each year by 145 million Yen ($1.6 million based upon the exchange rate at
June 30, 2010).

(5)	The Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($40.6 million based upon the exchange rate at June 30, 2010) declining each year by 150 million Yen ($1.7 million based upon the exchange rate at June 30, 2010).
Our Charters
     We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. All of the vessels in our fleet are chartered-out under time charters, which range in length from three to ten years at inception. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.
     For the six month period ended June 30, 2010, we had nine charter counterparties, the most significant of which were Mitsui O.S.K. Lines Ltd, Cargill International S.A., Cosco Bulk Carrier and the Sanko Steamship Co., and accounted for approximately 30.0%, 12.7%, 10.6% and 9.0%, respectively, of total revenues. For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, and accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of our total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”) (which provides for a fixed management fee through November 16, 2011) will provide us with a strong base of stable cash flows.
     Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our 2009 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2009 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.
Results of Operations
Overview
     The financial condition and the results of operations presented for the six month periods ended June 30, 2010 and 2009 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2010	2009
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 6/30	1/1 — 6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/1 — 6/30	—
Sagittarius Shipping Corporation (*)	Navios Sagittarius	Marshall Is.	1/1 — 6/30	6/10 — 6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/8 — 6/30	—
Chilali Corp.	Navios Aurora II	Marshall Is.	3/18 — 6/30	—
Surf Maritime Co.	Navios Pollux	Marshall Is.	5/21 — 6/30	—
Chartered-in vessel
Prosperity Shipping Corporation (**)	Navios Prosperity	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Aldebaran Shipping Corporation (**)	Navios Aldebaran	Marshall Is.	1/1 — 6/30	1/1 — 6/30
JTC Shipping and Trading Ltd (**)	Operating Co.	Malta	03/18 — 6/30	—
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 6/30	1/1 — 6/30

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

(**)	Not a vessel-owning subsidiary and only holds right to charter-in contract.

     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2010 and the condensed consolidated results of operations for the three and six months ended June 30, 2010 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2009.
FINANCIAL HIGHLIGHTS
     The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2010 and 2009.

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
Time charter and voyage revenues	$33,255	$22,154	$62,668	$43,311
Time charter and voyage expenses	(2,903)	(3,351)	(5,822)	(6,359)
Direct vessel expenses	(25)	(124)	(57)	(248)
Management fees	(4,836)	(2,639)	(8,894)	(5,249)
General and administrative expenses	(928)	(897)	(2,007)	(1,799)
Depreciation and amortization	(10,019)	(3,501)	(17,709)	(6,778)
Interest expense and finance cost, net	(1,513)	(1,922)	(2,704)	(4,347)
Interest income	149	32	306	89
Compensation expense	—	(6,082)	—	(6,082)
Other income	14	—	58	13
Other expense	(10)	(78)	(70)	—

Net income	$13,184	$3,592	$25,769	$12,551

Adjusted EBITDA	$24,592	$15,189	$45,933	$29,917
Operating Surplus	$34,402	$11,432	$52,210	$21,982

Period over Period Comparisons
For the Three Month Period ended June 30, 2010 compared to Three Month Period ended June 30, 2009
     Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2010 increased by $11.1 million or 50.0% to $33.3 million as compared to $22.2 million for the same period in 2009. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.
     Time charter and voyage expenses: Time charter and voyage expenses decreased by $0.5 million or 14.7% to $2.9 million for the three month period ended June 30, 2010 as compared to $3.4 million for same period in 2009. The decrease was attributable to the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off-hire charges during the second quarter of 2010.
     Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.01 million or 79.8% to $0.03 million for the three month period ended June 30, 2010 as compared to $0.12 million for the same period in 2009 due to the full amortization of dry dock and special survey costs for three of the owned vessels.
     Management fees: Management fees for the three month period ended June 30, 2010, increased by $2.2 million or 84.6% to $4.8 million as compared to $2.6 million for the same period in 2009. The increase was mainly attributable to the acquisitions of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.

     In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011.
     General and administrative expenses: General and administrative expenses were $0.9 million for the three month period ended June 30, 2010, similar to those of the three month period ended June 30, 2009.
     Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended June 30, 2010 and 2009, the expenses charged by the Manager for administrative fees were $0.7 million and $0.6 million, respectively. The balance of $0.2 million and $0.3 million of general and administrative expenses for each of the three month periods ended June 30, 2010 and 2009, relate to legal and professional fees, as well as audit fees and directors’ fees.
     Depreciation and amortization: Depreciation and amortization amounted to $10.0 million for the three month period ended June 30, 2010 compared to $3.5 million for the three month period ended June 30, 2009. The increase of $6.5 million is attributable to (a) an increase in depreciation expense of $2.0 million due to the acquisitions of the Navios Apollon on October 29, 2009, the Navios Sagittarius on January 12, 2010, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010; and (b) an increase in amortization expense of $4.5 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter out contracts of the vessels mentioned above.
     Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2010 decreased to $1.5 million as compared to $1.9 million in the same period of 2009. The decrease was due to the lower weighted average interest rate of 2.25% for the three month period ended June 30, 2010 compared to 3.66% for the same period in 2009, which was partially mitigated by the increase in average outstanding loan balance to $247.7 million in the three months ended June 30, 2010 from $195.0 million in the three months ended June 30, 2009. As of June 30, 2010 and 2009 the outstanding loan balance under Navios Partners’ Credit Facility was $271.5 million and $195.0 million, respectively.
     Interest income: Interest income increased by $0.1 million to $0.15 million for the three month period ended June 30, 2010, as compared to $0.03 million for the same period of 2009.
     Compensation expense: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.
     Other income and expenses, net: Other income and expenses, net increased by $0.1 million for the three month period ended June 30, 2010, as compared to the respective period of 2009.
     Net income: Net income for the three months ended June 30, 2010 amounted to $13.2 million compared to $3.6 million for the three months ended June 30, 2009. The increase in net income of $9.6 million was due to the factors discussed above.
     Operating surplus: Navios Partners generated operating surplus for the three month period ended June 30, 2010 of $34.4 million compared to $11.4 million for the three month period ended June 30, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
     Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
For the Six Month Period ended June 30, 2010 compared to Six Month Period ended June 30, 2009
     Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2010 increased by $19.4 million or 44.8% to $62.7 million as compared to $43.3 million for the same period in 2009. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.
     Time charter and voyage expenses: Time charter and voyage expenses decreased by $0.6 million or 9.4% to $5.8 million for the six month period ended June 30, 2010 as compared to $6.4 million for same period in 2009. The decrease was attributable to the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off-hire charges during the second quarter of 2010.
     Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.1 million or 50% to $0.06 million for the six month period ended June 30, 2010 as compared to $0.2 million for the same period in 2009 due to the full amortization of dry dock and special survey costs for three of the owned vessels.

     Management fees: Management fees for the six month period ended June 30, 2010, increased by $3.7 million or 71.2% to $8.9 million as compared to $5.2 million for the same period in 2009. The increase was mainly attributable to the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.
     In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,400 per owned Panamax vessel, $5,500 per owned Capesize vessel and $4,500 per owned Ultra-Handymax vessel until November 16, 2011.
     General and administrative expenses: General and administrative expenses increased by $0.2 million or 11.1%, to $2.0 million for the six month period ended June 30, 2010, as compared to $1.8 million for the same period of 2009. The increase is mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Partners’ fleet.
     Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2010 and 2009, the expenses charged by the Manager for administrative fees were $1.3 million and $1.0 million, respectively. The balance of $0.7 million and $0.8 million of general and administrative expenses for the six month periods ended June 30, 2010 and 2009, respectively, relate to legal and professional fees, as well as audit fees and directors’ fees.
     Depreciation and amortization: Depreciation and amortization amounted to $17.7 million for the six month period ended June 30, 2010 compared to $6.8 million for the six month period ended June 30, 2009. The increase of $10.9 million is attributable to (a) an increase in depreciation expense of $3.1 million due to the acquisition of the Navios Apollon on October 29, 2009, the Navios Sagittarius on January 12, 2010, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010; and (b) an increase in amortization expense of $7.8 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter out contracts of the vessels mentioned above.
     Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2010 decreased to $2.7 million as compared to $4.3 million in the same period of 2009. The decrease was due to the lower weighted average interest rate of 2.19% for the six month period ended June 30, 2010 compared to 3.98% for the same period in 2009, which was partially mitigated by the increase in average outstanding loan balance to $226.7 million in the six months ended June 30, 2010 from $205.6 million in the six months ended June 30, 2009. As of June 30, 2010 and 2009, the outstanding loan balance under Navios Partners’ Credit Facility was $271.5 million and $195.0 million, respectively.
     Interest income: Interest income increased by $0.2 million to $0.3 million for the six month period ended June 30, 2010, as compared to $0.1 million for the same period of 2009.
     Compensation expense: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.
     Other income and expenses, net: Other income and expenses, net decreased by $0.03 million for the six month period ended June 30, 2010, as compared to the respective period of 2009.
     Net income: Net income for the six months ended June 30, 2010 amounted to $25.8 million compared to $12.6 million for the six months ended June 30, 2009. The increase in net income of $13.2 million was due to the factors discussed above.
     Operating surplus: Navios Partners generated operating surplus for the six month period ended June 30, 2010 of $52.2 million compared to $22.0 million for the six month period ended June 30, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
     Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
Liquidity and Capital Resources
Credit Facility
     In November 2007, Navios Partners entered into a $260.0 million Credit Facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million. The availability of $60.0 million was terminated in June 2009.
     In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40.0 million which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2.5 million on January 31, 2009; $5.0 million on

March 31, 2009; $7.5 million on June 30, 2009; $10.0 million on September 30, 2009; and $12.5 million on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million, (b) reducing the value maintenance covenant (“VMC”) to be 100% using charter free vessel values, (c) adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) adding a new VMC based on charter inclusive valuations set at 143%.
     On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24.0 million to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for, among other things, (a) prepayment of $12.5 million held in a pledged account, which took place on January 11, 2010, (b) an increase of the minimum net worth to $135.0 million, (c) adjustment of the VMC to be above 143% using charter free values and (d) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants were effective commencing January 15, 2010. The commitment fee for undrawn amounts under the amended terms is 0.50%.
     On March 30, 2010, Navios Partners borrowed an additional amount of $30.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Aurora II.
     On June 1, 2010, Navios Partners borrowed an additional amount of $35.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Pollux. The amendment provides for, among other things, a new margin from 1.45% to 1.80% depending on the loan to value ratio.
     Currently, the total borrowings under the Credit Facility are $271.5 million. As of June 30, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility. The repayment of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the Credit Facility.
Liquidity and Capital Resources
     The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2010 and 2009.

	Six Month	Six Month
	Period Ended	Period Ended
	June 30,	June 30,
	2010	2009
	($’000)	($’000)
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$50,426	$56,964
Net cash used in investing activities	(285,757)	(34,600)
Net cash provided by/(used in) financing activities	205,913	(30,257)

Decrease in cash and cash equivalents	$(29,418)	$(7,893)

     Cash provided by operating activities for the six month period ended June 30, 2010 as compared to the cash provided for the six month period ended June 30, 2009:
     Net cash provided by operating activities decreased by $6.6 million to $50.4 million for the six month period ended June 30, 2010 as compared to $57.0 million for the same period in 2009.
     Net income increased by $13.2 million, to $25.8 million in the six month period ended June 30, 2010, from $12.6 million in the six month period ended June 30, 2009. In determining net cash provided by operating activities for the six month period ended June 30, 2010, net income was adjusted for the effects of certain non-cash items including depreciation and amortization of $17.7 million, $0.2 million amortization and write-off of deferred financing cost and $0.06 million amortization of deferred dry dock costs. For the period ended June 30, 2009, net income was also adjusted for the effects of certain non-cash items including depreciation and amortization of $6.8 million, $0.1 million amortization and write-off of deferred financing cost, $0.2 million amortization of deferred dry dock costs and $6.1 million of non-cash compensation expense.
     Amounts due to related parties increased by $10.0 million, from $2.0 million at December 31, 2009, to $12.0 million at June 30, 2010. The main reason for such increase was: (a) the increase in management fees outstanding by $1.7 million due to the acquisition of the Navios Hyperion on January 8, 2010, the Navios Sagittarius on January 12, 2010 as an owned vessel, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010; and (b) the increase in administrative expenses and other payables due to affiliated companies by $8.3 million.
     Restricted cash decreased by $12.5 million, from $13.3 million at December 31, 2009, to $0.8 million at June 30, 2010. This decrease, presented in financing activities, was due to the loan prepayment of the $12.5 million held as pledged cash that took place in January 2010.

     Accounts receivable increased by $0.6 million, from $0.6 million at December 31, 2009, to $1.2 million at June 30, 2010. This increase was due to the increase in amounts due from charterers.
     Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $3.1 million from $26.8 million at December 31, 2009 to $23.7 million at June 30, 2010. Out of $23.7 million at June 30, 2010, the amount of $6.8 million and $14.4 million represents the short and long term portion, respectively, of unamortized deferred revenue received from the counterparty to the Navios Hope. In January 2009, Navios Partners and its counterparty to the Navios Hope charter mutually agreed for a lump sum amount of approximately $30.4 million or $29.6 million, net of expenses. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract.
     Accounts payable increased by $0.1 million, from $0.5 million at December 31, 2009, to $0.6 million at June 30, 2010. The increase is attributed to the increase in brokers’ payable by $0.2 million partially mitigated by the decrease in professional and legal fees payable by $0.1 million.
     Prepaid expenses and other current assets increased by $1.5 million from $0.8 million at December 31, 2009 to $2.3 million at June 30, 2010. The main reason for the increase was the $1.9 million insurance claim that is related to the Navios Apollon capture by pirates in December 2009, mitigated by (a) the decrease in prepaid voyage costs by $0.3 million; and (b) the net decrease in other assets by $0.1 million.
     Accrued expenses increased by $2.0 million from $1.8 million at December 31, 2009 to $3.8 million at June 30, 2010. The primary reason for this increase was (a) an increase in accrued voyage expenses by $2.0 million; and (b) an increase in accrued loan interest by $0.1 million, partially mitigated by a $0.1 million decrease in accrued legal and professional fees.
     Other long term assets increased by $0.1 million for the six month period ended June 30, 2010, from $0.2 million as at December 31, 2009. This increase is due to the long term portion of the straight line adjustment in relation to the Navios Hyperion time charter revenue.
     Cash used in investing activities for the six month period ended June 30, 2010 as compared to the six month period ended June 30, 2009:
     Net cash used in investing activities was $285.8 million for the six month period ended June 30, 2010 as compared to $34.6 million for the same period in 2009.
     Cash used in investing activities of $285.8 million for the six month period ended June 30, 2010 is related to (a) the acquisition of the Navios Hyperion from Navios Holdings on January 8, 2010, for a cash payment of $63.0 million; (b) the acquisition of Navios Sagittarius on January 12, 2010, from Navios Holdings for a cash payment of $22.5 million; (c) an additional amount of $0.3 million being capitalized costs paid for the acquisition of the Navios Sagittarius; (d) the acquisition of the Navios Aurora II on March 18, 2010, from Navios Holdings, which included a cash payment of $90.0 million; and (c) the acquisition of the Navios Pollux on May 21, 2010, from Navios Holdings for a cash payment of $110.0 million.
     Cash provided by/ (used in) financing activities for the six month period ended June 30, 2010 as compared to the six month period ended June 30, 2009:
     Net cash provided by/ (used in) financing activities increased by $236.2 million to $205.9 million inflow for the six month period ended June 30, 2010 as compared to $30.3 million outflow for the same period in 2009.
     Cash provided by financing activities of $205.9 million for the six month period ended June 30, 2010 was due to: (a) $147.5 million proceeds from the issuance of 4,025,000 common units in February 2010 and 5,175,000 common units on May 5, 2010, net of offering costs; (b) $3.5 million from the issuance of additional general partnership units pursuant to the offering of 4,025,000 common units in February 2010, the issuance of 1,174,219 common units to Navios Holdings in March 2010 in relation to the acquisition of the Navios Aurora II and the offering of 5,175,000 common units in May 5,2010; (c) proceeds of $24.0 million on January 12, 2010, under the amendment dated January 11, 2010 to the Credit Facility; (d) proceeds of $30.0 million on March 31, 2010, under the amendment dated March 30, 2010 to the Credit Facility; (e) release of restricted cash by $12.5 million; and (f) proceeds of $35.0 million on June 2, 2010, under the amendment dated June 1, 2010 to the Credit Facility. This overall increase was mitigated by: (a) prepayment of $12.5 million which took place in January 2010, according to the amendment dated January 11, 2010 to the Credit Facility; (b) payment of $1.0 million financing costs relating to the amendments to the Credit Facility, described above; and (c) payment of a total cash distribution of $33.1 million.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
Net Cash from Operating Activities	$26,643	$13,916	$50,426	$56,964
Net increase/(decrease) in operating assets	314	(215)	2,304	810
Net increase/(decrease) in operating liabilities	(3,628)	(337)	(8,992)	(31,988)
Net interest cost	1,364	1,890	2,398	4,258
Deferred finance charges	(101)	(65)	(203)	(127)

Adjusted EBITDA	24,592	15,189	45,933	29,917
Cash interest income	113	32	270	89
Cash interest paid	(1,131)	(2,025)	(2,401)	(4,302)
Expansion capital expenditures	(110,000)	(34,600)	(285,757)	(34,600)
Equity Issuance	89,887	34,793	151,026	34,793
Borrowings to fund expansion capital expenditures	34,558	—	87,975	—
Release of expansion capital expenditures reserve	—	—	62,080	—
Maintenance and replacement capital expenditures	(3,617)	(1,957)	(6,916)	(3,915)

Operating Surplus	34,402	11,432	52,210	21,982
Cash distribution paid relating to the first quarter	—	—	(18,001)	(8,675)
Recommended reserves accumulated as of beginning of January 1	4,459	2,127	4,459	2,127
Reserves accumulated during the first quarter distributed in the second quarter	(193)	1,875	—	—
Recommended reserves held as of quarter end	(20,418)	(5,322)	(20,418)	(5,322)

Available cash for distribution	$18,250	$10,112	$18,250	$10,112

     Adjusted EBITDA
     Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, plus the non-cash consideration for the release of the obligation to acquire the Navios Bonavis. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     Adjusted EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
     Adjusted EBITDA increased by $9.4 million to $24.6 million for the three month period ended June 30, 2010 as compared to $15.2 million for the same period of 2009. This $9.4 million increase in Adjusted EBITDA was due to: (a) a $11.1 million increase in revenue as a result of the delivery into Navios Partners’ fleet of Navios Sagittarius in June 2009, Navios Apollon in October 2009, Navios Hyperion in January 2010, Navios Aurora II in March 2010 and Navios Pollux in May 2010; and (b) a $0.4 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off hire charges during the second quarter of 2010. The above increase was mitigated by a $2.1 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet.
     Adjusted EBITDA increased by $16.0 million to $45.9 million for the six month period ended June 30, 2010 as compared to $29.9 million for the same period of 2009. This $16.0 million increase in Adjusted EBITDA was due to: (a) a $19.3 million increase in revenue as a result of the delivery into Navios Partners’ fleet of Navios Sagittarius in June 2009, Navios Apollon in October 2009, Navios Hyperion in January 2010, Navios Aurora II in March 2010 and Navios Pollux in May 2010; and (b) a $0.5 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off hire charges during the first six months of 2010. The above increase was mitigated by: (a) a $3.6 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet; and (b) a $0.2 million increase in general and administrative expenses.

     Operating Surplus
     Operating Surplus represents primarily net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.
     Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.
     Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
➢	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

➢	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

➢	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
     Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.
Borrowings
     Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt” As of June 30, 2010 and December 31, 2009, long-term debt amounted to $271.5 million and $195.0 million, respectively, of which the current portion of long-term debt amounted to $0 for the respective periods in 2010 and 2009.
Capital Expenditures
     During the three and six months ended June 30, 2010, Navios Partners financed its capital expenditures with cash flow from operations, owners’ contribution, equity raising and bank borrowings. Capital expenditures for the three and six month periods ended June 30, 2010 was $110.0 million and $285.8 million, respectively, whereas for the three and six month periods ended June 30, 2009, capital expenditures were $0 and $34.6 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and six month periods ended June 30, 2010 and 2009 was $3.6 million and $6.9 million, respectively, and for the three and six months ended June 30, 2009, was $2.0 million and $3.9 million, respectively.
     Maintenance for vessels and expenses related to dry docking are included in the fee Navios Partners pays the Manager under its management agreement. Navios Partners pays the Manager a daily fee of: (a) $4,400 per owned Panamax vessel; (b) $5,500 per owned Capesize vessel; and (c) $4,500 per owned Ultra-Handymax vessel, which is fixed until November 16, 2011, to provide such commercial and technical services to the vessels in its fleet. The fee Navios Partners pays to the Manager includes any costs associated with scheduled dry dockings during the term of the management agreement.
Replacement Reserve
     We estimate that our annual replacement reserve for the year ending December 31, 2010, will be approximately $14.4 million, for replacing our vessels at the end of their useful lives.
     As of January 2010, the amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.
     Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all or our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Off-Balance Sheet Arrangements
     Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations and Contingencies
     The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2010:
Payments due by period ($ ‘000)

	2011	2012	2013	2014	2015	Thereafter	Total
Loan obligations	—	19,400	37,800	35,000	$35,000	$144,300	$271,500
Operating lease obligations(*)	$9,864	$9,891	$9,864	$9,101	$3,471	$—	$42,191

Total contractual obligations	$9,864	$29,291	$47,664	$44,101	$38,471	$144,300	$313,691

(*)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions.
As of June 30, 2010, Navios Partners had entered into a charter-in agreement for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel starting from June 19, 2007 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.9 million based on the exchange rate at June 30, 2010), declining pro rata each year by 145 million Japanese Yen ($1.6 million based on the exchange rate at June 30, 2010). Navios Aldebaran is a chartered-in vessel for seven years starting from March 17, 2008 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($40.6 million based on the exchange rate at June 30, 2010) declining pro rata each year by 150 million Japanese Yen ($1.7 million based on the exchange rate at June 30, 2010).
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six months period ended June 30, 2010 and 2009.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Available Days (1)	1,147	840	2,228	1,650
Operating Days (2)	1,142	840	2,218	1,649
Fleet Utilization (3)	99.6%	100.0%	99.6%	99.9%
Time Charter Equivalent (per day)	$28,986	$26,373	$28,130	$26,249
Vessels operating at period end	14	10	14	10

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with major repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Cash Distribution Policy
     Rationale for Our Cash Distribution Policy
     Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).
     Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
     There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.
     Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
     Minimum Quarterly Distribution
     We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding (excluding subordinated Series A units) and the related distribution on the 2.0% general partner interest is approximately $60.4 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing revolving credit agreement.
     On January 25, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2009 of $0.41 per unit. The distribution was paid on February 11, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 8, 2010. The aggregate amount of the declared distribution paid $15.1 million.
     On April 26, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2010 of $0.415 per unit. The distribution was paid on May 13, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on May 10, 2010. The aggregate amount of the declared distribution paid was $18.0 million.
     On August 22, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2010 of $0.42 per unit. The distribution is payable on August 12, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 9, 2010. The aggregate amount of the declared distribution is anticipated to be $18.3 million.
     Subordination period
     During the subordination period the common units have the right to receive distributions of available cash from Operating Surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from Operating Surplus may be made on the subordinated units (other than the subordinated Series A units). Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

     Incentive Distribution Rights
     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.
     The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ''Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column ''Total Quarterly Distribution Target Amount,’’ until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     Related Party Transactions
     Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
     This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the three and six month periods ended June 30, 2010 amounted to $4.8 million and $8.9 million, respectively ($2.6 million and $5.2 million for the three and six months periods ended June 30, 2009, respectively).
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2010 amounted to $0.7 million and $1.3 million, respectively ($0.6 million and $1.0 million for the three and six month periods ended June 30, 2009, respectively).
     Balance due to related parties: Included in the current liabilities as at June 30, 2010 is an amount of $12.0 million, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $4.8 million and administrative service fees and other payables amounting to $7.2 million.
     Vessel Acquisitions: On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 4.2 years at a net hire of $32,300 per day through February, 2010 and $37,953 per day until April 2014.
     On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.7 years at a net hire of $41,325 per day. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90.0 million cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel.
     On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110.0 million. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.2 years at a net hire rate of $42,250 per day.
     In 2009, Navios Partners purchased from Navios Holding the rights to Navios Sagittarius for a cash payment of $34.6 million and the vessel Navios Apollon for a purchase price of $32.0 million.

     Quantitative and Qualitative Disclosures about Market Risks
     Foreign Exchange Risk
     Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.
     Interest Rate Risk
     Borrowings under our Credit Facility bear interest at rate based on a premium over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2010, we paid interest on our outstanding debt at a weighted average interest rate of 2.19%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2010 by $1.1 million. For the six month period ended June 30, 2009, we paid interest on our outstanding debt at a weighted average interest rate of 3.98%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2009 by $1.0 million.
     Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2010, we had nine charter counterparties, the most significant of which were Mitsui O.S.K. Lines Ltd, Cargill International S.A., Cosco Bulk Carrier and the Sanko Steamship Co., and accounted for approximately 30.0%, 12.7%, 10.6% and 9.0%, respectively, of total revenues. For the fiscal year ended December 31, 2009, we had eight charter counterparties, the most significant of which were Mitsui O.S.K. Lines, Ltd., Cargill International S.A., The Sanko Steamship Co. Ltd., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime, and accounted for approximately 34.3%, 18.8%, 13.0%, 9.6% and 9.3%, respectively, of our total revenues. As our counterparties obligations to us are unsecured, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.
     It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk.
     Inflation
     Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Recent Accounting Pronouncements
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Partners beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Partners will continue to consider the impacts of this new guidance on an on-going basis.

Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Partners’ consolidated financial statements.
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Partners adopted these new requirements in the first quarter of fiscal 2010.
Critical Accounting Policies
     Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2009 Annual Report on Form 20-F filed with the Securities and Exchange Commission.
     Impairment of Long Lived Assets
     Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the “impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. As of June 30, 2010, there were no triggering events that would indicate potential impairment.
     Vessels
     Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

     Intangible assets
     Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options) and unfavorable lease terms.
     The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
     Deferred Dry Dock and Special Survey Costs
     Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are deferred and amortized over the above periods or to the next dry docking or special survey date if such has been determined. Unamortized dry docking or special survey costs of vessels sold are written off to income in the year the vessel is sold.
     Revenue Recognition
     Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.
     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis, as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars except unit amounts)

		June 30,	December 31,
	Notes	2010	2009
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$48,460	$77,878
Restricted cash		823	13,322
Accounts receivable, net		1,202	602
Prepaid expenses and other current assets		2,287	777

Total current assets		52,772	92,579

Vessels, net	4	493,199	299,695
Deferred financing costs, net		2,253	1,431
Other long term assets		315	179
Intangible assets other than goodwill	5	136,743	40,372
Deposits for vessel acquisitions	4	—	2,500

Total non-current assets		632,510	344,177

Total assets		$685,282	$436,756

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$648	$518
Accrued expenses		3,811	1,844
Deferred voyage revenue	6	9,295	9,025
Amounts due to related parties	13	11,970	1,964

Total current liabilities		25,724	13,351

Long-term debt	7	271,500	195,000
Unfavorable lease terms	5	1,664	2,662
Deferred voyage revenue	6	14,372	17,753

Total non-current liabilities		287,536	215,415

Total liabilities		313,260	228,766

Commitments and contingencies	12	—	—
Partners’ capital:

Common Unitholders (34,666,034 and 24,291,815 units issued and outstanding at June 30, 2010 and December 31, 2009, respectively)	9	533,990	369,747

Subordinated Unitholders (7,621,843 units issued and outstanding at June 30, 2010 and December 31, 2009)	9	(167,493)	(164,004)

General Partner (883,428 and 671,708 units issued and outstanding at June 30, 2010 and December 31, 2009, respectively)	9	(557)	(3,835)

Subordinated Series A Unitholders (1,000,000 units issued and outstanding at June 30, 2010 and December 31, 2009)	9	6,082	6,082

Total partners’ capital		372,022	207,990

Total liabilities and partners’ capital		$685,282	$436,756

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Three Month	Three Month	Six Month	Six Month
		Period ended	Period ended	Period ended	Period ended
		June 30,	June 30,	June 30,	June 30,
		2010	2009	2010	2009
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	10	$33,255	$22,154	$62,668	$43,311
Time charter and voyage expenses		(2,903)	(3,351)	(5,822)	(6,359)
Direct vessel expenses		(25)	(124)	(57)	(248)
Management fees	13	(4,836)	(2,639)	(8,894)	(5,249)
General and administrative expenses	13	(928)	(897)	(2,007)	(1,799)
Depreciation and amortization	4,5	(10,019)	(3,501)	(17,709)	(6,778)
Interest expense and finance cost, net	7	(1,513)	(1,922)	(2,704)	(4,347)
Interest income		149	32	306	89
Compensation expense		—	(6,082)	—	(6,082)
Other income		14	—	58	13
Other expense		(10)	(78)	(70)	—

Net income		$13,184	$3,592	$25,769	$12,551

Earnings per unit (see note 14):

		Three Month	Six Month	Six Month
	Three Month	Period ended	Period ended	Period ended
	Period ended	June 30,	June 30,	June 30,
	June 30, 2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$13,184	$3,592	$25,769	$12,551
Earnings per unit (see note 14):
Common unit (basic and diluted)	$0.37	$0.22	$0.75	$0.62
Subordinated unit (basic and diluted)	$0.10	$—	$0.37	$0.41
General partner unit (basic and diluted)	$0.31	$0.15	$0.66	$0.62

Subordinated Series A unit (basic and diluted)	$—	$—	$—	$—
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Six Month	Six Month
		period Ended	period Ended
	Note	June 30, 2010	June 30, 2009
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$25,769	$12,551

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	17,709	6,778
Amortization and write-off of deferred financing cost		203	127
Amortization of deferred dry dock costs		57	248
Compensation expense		—	6,082

Changes in operating assets and liabilities:
Increase in restricted cash		(1)	(821)
Increase in accounts receivable		(600)	(166)
(Increase)/decrease in prepaid expenses and other current assets		(1,510)	177
Increase in other long term assets		(193)	—
Increase/ (decrease) in accounts payable		130	(12)
Increase in accrued expenses		1,967	274
(Decrease)/increase in deferred voyage revenue		(3,111)	26,897
Increase in amounts due to related parties		10,006	4,829

Net cash provided by operating activities		50,426	56,964

INVESTING ACTIVITIES:
Acquisition of vessels	4	(174,592)	—
Acquisition of intangibles other than goodwill	5	(111,165)	(34,600)

Net cash used in investing activities		(285,757)	(34,600)

FINANCING ACTIVITIES:
Cash distributions paid	14	(33,088)	(17,350)
Proceeds from issuance of general partner units	9	3,566	944
Proceeds from issuance of common units, net of offering costs	9	147,460	33,849
Proceeds from long term debt		89,000	—
Decrease/(increase) in restricted cash		12,500	(7,500)
Repayment of long-term debt and payment of principal		(12,500)	(40,000)
Debt issuance costs		(1,025)	(200)

Net cash provided by/(used in) financing activities		205,913	(30,257)

Decrease in cash and cash equivalents		(29,418)	(7,893)

Cash and cash equivalents, beginning of period		77,878	28,374

Cash and cash equivalents, end of period		$48,460	$20,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$2,401	$4,302
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010	4,9	$20,325	$—

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET
INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
			Common		Subordinated		Subordinated Series A		Total Partners’	Comprehensive
	General Partner		Unitholders		Unitholders		Unitholders		Capital	Income
	Units		Units		Units		Units
Balance December 31, 2008	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	$28,758
Cash distribution paid	—	(347)	—	(10,905)	—	(6,098)	—	—	(17,350)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082

Proceeds from issuance of common units, net of offering costs	—	—	3,500,000	33,849	—	—	—	—	33,849	—

Proceeds from issuance of general partners units	91,837	944	—	—	—	—	—	—	944	—
Net income	—	281	—	9,132	—	3,138	—	—	12,551	12,551

Balance June 30, 2009 (unaudited)	525,577	$(5,822)	17,131,415	$275,715	7,621,843	$(163,052)	1,000,000	$6,082	$112,923	$12,551

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	$34,322
Cash distribution paid	—	(803)	—	(25,997)	—	(6,288)	—	—	(33,088)	—

Issuance of common units to Navios Holdings in relation to acquisition of Navios Aurora II (see note 9)			1,174,219	20,325					20,325

Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	9,200,000	147,460	—	—	—	—	147,460	—

Proceeds from issuance of general partners units (see note 9)	211,720	3,566	—	—	—	—	—	—	3,566	—
Net income	—	515	—	22,455	—	2,799			25,769	25,769

Balance June 30, 2010 (unaudited)	883,428	$(557)	34,666,034	$533,990	7,621,843	$(167,493)	1,000,000	$6,082	$372,022	$25,769

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 1—DESCRIPTION OF BUSINESS
     Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
     In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009; $10,000 on September 30, 2009; and $12,500 on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000, (b) reducing the value maintenance covenant (“VMC”) to be 100% using charter free vessel values, (c) adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) adding a new VMC based on charter inclusive valuations set at 143%.
     In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”). The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
     During 2009, Navios Partners completed three equity offerings, issued a total amount of 10,660,400 common units and raised gross proceeds of $134,308 to fund its fleet expansion. The net proceeds of these offerings, including the underwriting discount and excluding offering costs of $937, were approximately $127,744. Pursuant to the offerings, Navios Partners issued 217,560 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $2,741.
     On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000. Upon delivery of the vessel, the remaining term of its charter-out contract was 4.2 years at a net rate of $32.3 per day until February, 2010 and $37,953 per day until April 2014. The acquisition was partly financed with the proceeds from the public offering of 4,000,000 common units that was completed on November 24, 2009 and borrowings under its Credit Facility.
     On January 11, 2010, Navios Partners further amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for, among other things, (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) an increase of the minimum net worth to $135,000, (c) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied after January 15, 2010. Commitment fee for undrawn amounts under the amended terms is 0.50%.
     On January 12, 2010, Navios Partners purchased the vessel Navios Sagittarius for a cash payment of $25,000. In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance and the balance of $22,500 was paid upon delivery of the vessel on January 12, 2010.
     On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161, were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.
     On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.7 years at a net rate of $41.3 per day. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the 5 business days immediately prior to the acquisition. The per unit price at the day of

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
the delivery was $17.31. Navios Partners financed the cash portion of the purchase price with $60,000 proceeds from the offering of 4,025,000 units that was completed in February 2010 and $30,000 drawdown under a new tranche to the existing credit facility. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $408.
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $164, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12,042 and net proceeds, including the underwriting discount, of approximately $11,500. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $246.
     On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110,000. Upon delivery of the vessel, the remaining term of its charter-out contract was 9.2 years at a net rate of $42.3 per day. The acquisition of Navios Pollux was financed with part of the proceeds from the offering of 5,175,000 units that was completed on May 5, 2010 and a $35,000 drawdown under a new tranche to its existing credit facility.
     As of June 30, 2010, there were outstanding: 34,666,034 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 883,428 general partnership units. Navios Holdings owns a 31.3% interest in Navios Partners, which includes the 2% general partner interest.
     Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.
NOTE 2— BASIS OF PRESENTATION
     The accompanying interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
The accompanying condensed consolidated financial statements include the following entities and chartered-in vessels:

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Country of	Statement of income
Company name	Vessel name	incorporation	2010	2009
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 6/30	1/1—6/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 6/30	1/1—6/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 6/30	1/1—6/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 6/30	1/1—6/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 6/30	1/1—6/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 — 6/30	1/1—6/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 — 6/30	1/1—6/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/1 — 6/30	—
Sagittarius Shipping Corporation (*)	Navios Sagittarius	Marshall Is.	1/1 — 6/30	6/10—6/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/8 — 6/30	—
Chilali Corp.	Navios Aurora II	Marshall Is.	3/18 — 6/30	—
Surf Maritime Co.	Navios Pollux	Marshall Is.	5/21 — 6/30	—
Chartered-in vessel
Prosperity Shipping Corporation (**)	Navios Prosperity	Marshall Is.	1/1 — 6/30	1/1—6/30
Aldebaran Shipping Corporation (**)	Navios Aldebaran	Marshall Is.	1/1 — 6/30	1/1—6/30
JTC Shipping and Trading Ltd (**)	Operating Co.	Malta	3/18 — 6/30	—
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 6/30	1/1—6/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 6/30	1/1—6/30

(*)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010. Prior to this date it was a chartered-in vessel.

(**)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.
     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2010 and December 31, 2009 and the condensed consolidated results of operations for the three and six months ended June 30, 2010 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2009.
NOTE 3 —CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	June 30,	December 31,
	2010	2009
Cash on hand and at banks	$15,460	$13,378
Short term deposits	33,000	64,500

Total cash and cash equivalents	$48,460	$77,878

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of June 30, 2010, Navios Partners had time deposits of $33,000 with a maximum duration of one month.
NOTE 4 — VESSELS, NET

		Accumulated
	Cost	Depreciation	Net Book Value
Vessels
Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	23,683	$(15,328)	$8,355

Balance December 31, 2009	$342,578	$(42,883)	$299,695
Additions	204,177	$(10,673)	$193,504

Balance June 30, 2010	$546,755	$(53,556)	$493,199

     On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Navios Sagittarius for a cash payment of $25,000. In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance. Because the favorable lease that related to the charter-in contract of Navios Sagittarius was nullified upon exercise of its purchase option, the remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $6,760 were transferred to vessel cost (see note 5). Capitalized costs related to vessel acquisition amounted to $257 and were also included in vessel cost.
     For each of the vessel purchased from Navios Holdings, described below, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter out contract. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions was allocated between the intangible assets (favorable lease term) and the vessel value, based on their relative fair values.
     On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion for a purchase price of $63,000. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 5) and the amount of $32,338 was classified under vessels, net.
     On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II for a purchase price of $110,000, consisting of $90,000 cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the 5 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $17.31. Favorable lease terms recognized through this transaction amounted to $42,523 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 5) and the amount of $67,803 was classified under vessels, net.
     On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux for a purchase price of $110,000, paid in cash. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 5) and the amount of $72,021 was classified under vessels, net.
NOTE 5 — INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets, other than goodwill, as of June 30, 2010 and December 31, 2009 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	June 30,
	Cost	Amortization	cost	2010
Unfavorable lease terms	$(8,486)	$6,822	$—	$(1,664)
Favorable lease terms charter out	146,873	(10,130)	—	136,743
Favorable lease terms charter-in	3,543	(450)	(3,093)	—
Favorable vessel purchase option	3,667	—	(3,667)	—

Total	$145,597	$(3,758)	$(6,760)	$135,079

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2009
Unfavorable lease terms	$(8,486)	$5,824	$—	$(2,662)
Favorable lease terms charter-out	35,708	(2,098)	—	33,610
Favorable lease terms charter-in	3,543	(448)	—	3,095
Favorable vessel purchase option	3,667	—	—	3,667

Total	$34,432	$3,278	$—	$37,710

     Amortization expense/(income) of unfavorable and favorable lease terms for the three and six month periods ended June 30, 2010 and 2009 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June	June	June	June
	30, 2010	30, 2009	30, 2010	30, 2009
Unfavorable lease terms	$499	$499	$998	$998
Favorable lease terms charter-out	(4,776)	(169)	(8,032)	(169)
Favorable lease terms charter-in	—	(54)	(2)	(54)

Total	$(4,277)	$276	$(7,036)	775

     On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 4).
     On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $42,523 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 4).
     On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 4).
NOTE 6 — DEFERRED VOYAGE REVENUE
     Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 7 — BORROWINGS
     Borrowings as of June 30, 2010 and December 31, 2009 consisted of the following:

	June 30,	December 31,
	2010	2009
Credit facility	$271,500	$195,000
Less current portion	—	—

Total long-term borrowings	$271,500	$195,000

     In November 2007, Navios Partners entered into a $260,000 Credit Facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35,000, in anticipation of purchasing the Navios Hope, thereby increasing the total availability to $295,000. The availability of the $60,000 was terminated in June 2009.
     In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009; $10,000 on September 30, 2009; and $12,500 on December 31, 2009 and (c) a margin of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000, (b) reducing the value maintenance covenant (“VMC”) to be 100% using charter free vessel values, (c) adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009 and (d) adding a new VMC based on charter inclusive valuations set at 143%.
     On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) an increase of the minimum net worth to $135,000, (c) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied after January 15, 2010. The commitment fee for undrawn amounts under the amended terms is 0.50%.
     On March 30, 2010, Navios Partners borrowed an additional amount of $30.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Aurora II.
     On June 1, 2010, Navios Partners borrowed an additional amount of $35.0 million under a new tranche to its Credit Facility to partially finance the acquisition of Navios Pollux. The amendment provides for, among other things, a new margin from 1.45% to 1.80% depending on the loan to value ratio.
     Currently, the total borrowings under the Credit Facility are $271,500. As of June 30, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility. The repayment of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the Credit Facility agreement.
     The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $271,500 outstanding balance as of June 30, 2010.

Year	Amount
2011	$—
2012	$19,400
2013	$37,800
2014	$35,000
2015	$35,000
2016 and thereafter	$144,300

$271,500

NOTE 8— FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity related instruments.
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
Borrowings: The carrying amount of the floating rate loans approximates its fair value.
     The estimated fair values of the Navios Partners’ financial instruments are as follows:

	June 30, 2010
	Book Value	Fair Value
Cash and cash equivalent	42,415	42,415
Restricted cash	823	823
Accounts receivable, net	1,202	1,202
Accounts payable	(648)	(648)
Amounts due to related parties	(11,970)	(11,970)
Long-term debt	(271,500)	(271,500)
NOTE 9— ISSUANCE OF UNITS
     On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161, were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.
     On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $408.
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $164, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12,042 and net proceeds of approximately $11,500. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $246.
NOTE 10— SEGMENT INFORMATION
     Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
Revenue by Geographic Region

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Europe	$6,095	$6,607	$12,428	$13,242
Asia	22,816	12,556	41,494	25,059
Australia	1,922	2,015	3,929	4,034
North America	2,422	976	4,817	976

Total	$33,255	$22,154	$62,668	$43,311

     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.
NOTE 11 — INCOME TAXES
     Marshall Islands, Malta and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
     Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.
NOTE 12 —COMMITMENTS AND CONTINGENCIES
     Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.
     In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.
     The future minimum commitments by period as of June 30, 2010, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2011	9,864
2012	9,891
2013	9,864
2014	9,101
2015	3,471

$42,191

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 13 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES
     Management fees: Pursuant to the management agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the three and six month periods ended June 30, 2010 amounted to $4,836 and $8,894, respectively ($2,639 and $5,249 for the three and six month periods ended June 30, 2009, respectively).
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Total general and administrative expenses charged by Navios Holdings for the three and six month periods ended June 30, 2010 amounted to $672 and $1,275, respectively ($605 and $955 for the three and six month periods ended June 30, 2009, respectively).
     Balance due to related parties: Included in the current liabilities as at June 30, 2010 is an amount of $11,970, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees outstanding amounting to $4,836 and administrative service fees and other payables amounting to $7,134. Amounts due to related parties as of December 31, 2009 was $1,964.
     Vessel Acquisitions: On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000 (see note 4).
     On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel (see note 4).
     On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110,000 (see note 4).
     In 2009, Navios Partners purchased from Navios Holdings the rights to Navios Sagittarius for a cash payment of $34,600 and the vessel Navios Apollon for a purchase price of $32,000.
NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT
     The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and is made in the following manner, during the subordination period:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units (not including holder of subordinated Series A units) and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (not including holder of subordinated Series A units), pro rata, and 2% to the General Partner, until each unit has received an aggregate amount of $0.4025.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in
		Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     On January 25, 2010 the Board of Directors of Navios Partners authorized its quarterly distribution for the three month period ended December 31, 2009 of $0.41 per unit. The distribution was paid on February 11, 2010 to all holders of record of common, subordinated and general partner units (not including holders of Subordinated Series A units) on February 8, 2010. The aggregate amount of the distribution paid was $15,087.
     On April 26, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2010 of $0.415 per unit. The distribution was paid on May 13, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) as of May 10, 2010. The aggregate amount of the distribution paid was $18,001.
     Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the six months ended June 30, 2010.
     The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.
     The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Six Month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
Net income	$13,184	$3,592	$25,769	$12,551
Earnings attributable to:
Common unit holders	12,133	3,520	22,455	9,132
Subordinated unit holders	787	—	2,799	3,138
General partner unit holders	264	72	515	281
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	32,732,518	15,708,338	29,782,660	14,675,614
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	843,968	476,575	783,767	455,276
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000

Earnings per unit (basic and diluted):
Common unit holders	$0.37	$0.22	$0.75	$0.62
Subordinated unit holders	$0.10	$—	$0.37	$0.41
General partner unit holders	$0.31	$0.15	$0.66	$0.62

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 15— RECENT ACCOUNTING PRONOUNCEMENTS
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant impact on Navios Partners’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Partners beginning in its first quarter of fiscal 2010 and its adoption did not have any significant impact on Navios Partners’ consolidated financial statements. Navios Partners will continue to consider the impacts of this new guidance on an on-going basis.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Partners’ consolidated financial statements.
Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. The new guidance was effective in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Partners adopted these new requirements in the first quarter of fiscal 2010.
NOTE 16 — SUBSEQUENT EVENTS
     On July 22, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2010 of $0.42 per unit. The distribution is payable on August 12, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 9, 2010. The aggregate amount of the declared distribution is anticipated to be $18,250.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	July 26, 2010